Peter M. Carlson Executive Vice President and Chief Accounting Officer pcarlson@metlife.com

November 21, 2012

Mr. James B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	MetLife Insurance Company of Connecticut
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 22, 2012
Form 10-Q for the Quarterly Period Ended March 31, 2012
Filed May 10, 2012
File Number: 033-03094

Dear Mr. Rosenberg:

This letter sets forth the Company’s response to related follow-up comments as clarified by further discussions

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 8. Financial Statements and Supplementary Data

Notes to the Consolidated Financial Statements

12. Equity

Statutory Equity and Income, page 204

1.	In the course of your review of the requirements under ASC 944-505-50-1(b), you have requested additional disclosures regarding the amount of statutory capital and surplus necessary to satisfy regulatory requirements if significant in relation to statutory capital and surplus. Specifically, during our telephone call on November 19, 2012 you asked us to provide proposed enhanced financial statement disclosures, to be included in Form 10-K for the year ending December 31, 2012, that include additional quantitative information with respect to foreign subsidiaries.

Mr. James B. Rosenberg

Securities and Exchange Commission

November 21, 2012

Management Response:

Commencing with the Company’s Form 10-K for the year ending December 31, 2012, we will include the following under “Statutory Equity and Income” currently in Note 18 to the 2011 Form 10-K (changes from Response 1.B. in our letter to you dated September 25, 2012 are underlined):

Each U.S. insurance company’s state of domicile imposes risk-based capital (“RBC”) requirements that were developed by the National Association of Insurance Commissioners (“NAIC”). Regulatory compliance is determined by a ratio of a company’s total adjusted capital, calculated in a manner prescribed by the NAIC (“TAC”) to its authorized control level RBC, calculated in the manner prescribed by the NAIC (“ACL RBC”). Companies below specific trigger points or ratios are classified within certain levels, each of which requires specified corrective action. The minimum level of TAC before corrective action commences is twice ACL RBC (“Corrective Action RBC”). TAC for the Company and its U.S. insurance subsidiary, MLI-USA, were in excess of X times Corrective Action RBC for all periods presented. As of December 31, 2012, the Company’s sole foreign insurance operation, MetLife Assurance Limited (“MAL”) was regulated by authorities in the United Kingdom and was subject to minimum capital and solvency requirements before corrective action commences. As of December 31, 2012, the aggregate required capital and surplus of MAL was $XXX million and the aggregate actual regulatory capital and surplus was $XX.X million. Each of the Company’s foreign insurance operations exceeded minimum capital and solvency requirements of their respective countries for all other periods presented.

*****

We acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. James B. Rosenberg

Securities and Exchange Commission

November 21, 2012

If we may be of assistance in answering any questions that may arise in connection with the staff’s review of our response letter, please call me at 212-578-2005. For your convenience, we are sending a copy of this letter to you via e-mail at RosenbergJ@SEC.GOV, in addition to filing it on EDGAR under the form type label CORRESP.

Sincerely,

/s/ Peter M. Carlson
Peter M. Carlson

cc:	Eric T. Steigerwalt

Stanley J. Talbi